EXHIBIT 12

ST. JUDE MEDICAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands of dollars)

	Three Months Ended April 4, 2009	FISCAL YEAR
		2008 (As adjusted)	2007 (As adjusted)	2006 (As adjusted)	2005 (As adjusted)	2004
EARNINGS
Earnings before income taxes	$274,960	$580,768	$710,276	$706,063	$621,046	$537,192

Plus fixed charges:
Interest expense (1)	6,951	72,554	72,258	48,461	10,386	4,810
Rent interest factor (2)	2,382	9,527	9,144	8,190	7,659	5,778
TOTAL FIXED CHARGES	9,333	82,081	81,402	56,651	18,045	10,588

EARNINGS BEFORE INCOME TAXES AND FIXED CHARGES	$284,293	$662,849	$791,678	$762,714	$639,091	$547,780
RATIO OF EARNINGS TO FIXED CHARGES	30.5	8.1	9.7	13.5	35.4	51.7

(1)

Interest expense consists of interest on indebtedness and amortization of debt issuance costs. Interest expense amounts for fiscal year 2008, 2007, 2006 and 2005 have been adjusted by $49,973, $34,029, $14,578 and $358, respectively, to reflect the retrospective accounting adjustments required under FSP APB No. 14-1.

(2)	Approximately one-third of rental expense is deemed representative of the interest factor.